UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lone Star Gold, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

542281100
(CUSIP Number)

Daniel M. Ferris
98 Redcliffe Gardens, Flat 3, London, England SW10 9HH
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP ID NO. 542281100
1	Names of Reporting Persons		Daniel M. Ferris
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Great Britain
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	15,000,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	15,000,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		15,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		12.91%
14	Type of Reporting Person		IN, HC

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Lone Star Gold, Inc., a Nevada corporation (the "Company") or (“LSG”).  The principal executive offices of the Company are located at 6565 Americas Parkway NE, Suite 200, Albuquerque, NM  87110.

Item 2.	Identity and Background.

(a)           Daniel M. Ferris ("Ferris") is the person filing this statement.

(b)           Ferris’ business address is 6565 Americas Parkway NE, Suite 200, Albuquerque, NM  87110.  His personal address is 98 Redcliffe Gardens, Flat 3, London England SW10 9HH.

(c)           Ferris serves as President, Secretary, Treasurer, and sole director of the Company.  The Company’s address is set forth in Item 2(b) herein.

(d)           Ferris has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           Ferris has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ferris is a citizen of Great Britain.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 29, 2011, Alvaro Vollmers (“Vollmers”) transferred 15,000,000 shares of Common Stock to Ferris for cash consideration of $71,750.00, pursuant to a stock purchase agreement between Vollmers and Ferris. Ferris used his personal funds for the purchase price.   The number of shares acquired has been adjusted for a 20:1 stock split to stockholders of record on June 17, 2011 (the “Stock Split”).

Item 4.	Purpose of Transaction.

The purpose of the transaction was to complete the sale of Vollmers’ interest in the Company to Ferris.

As disclosed in the Company’s Current Report on Form 8-K filed on April 1, 2011, Vollmers resigned from his positions as President, Treasurer, Secretary and the sole member of the Board of Directors of the Company effective March 29, 2011.  Stockholders owning  a majority of the issued and outstanding shares of Common Stock elected Ferris to serve as his replacement as the sole director of the Company, by written consent effective on March 29, 2011.   Ferris, acting as the sole director of the Company, subsequently appointed himself to serve as the President, Treasurer, and Secretary of the Company, and removed any other officers of the Company, effective as of March 29, 2011.

Prior to March 29, 2011, Mr. Vollmers owned 15,000,000 shares of Common Stock, or approximately 12% of the issued and outstanding shares of Common Stock, adjusting for the Stock Split. Immediately after the closing of the transactions contemplated by the stock purchase agreement, Mr. Vollmers owned no shares, and Mr. Ferris owned approximately 12% of the issued and outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	Ferris owns 15,000,000 shares of Common Stock, or 12.9% of all issued and outstanding shares.

(b)	Ferris has the sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Stock Purchase Agreement between Alvaro Vollmers and Dan Ferris dated March 29, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel M. Ferris
Daniel M. Ferris

Date: October 11, 2011